UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

First Keystone Financial, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

320655 10 3

(CUSIP Number)

Charles F. Croog, Esq.
Financial Stocks Capital Partners IV L.P.
507 Carew Tower
441 Vine Street
Cincinnati, Ohio 45202
(513) 241-6166
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 11, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320655103	SCHEDULE 13D	Page 2 of 9 Pages

1            NAME OF REPORTING PERSON: Financial Stocks Capital Partners IV L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [   ]
(see instructions)         (b)  [   ]

3            SEC USE ONLY

4            SOURCE OF FUNDS (see instructions)
WC

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF                  7         SOLE VOTING POWER
SHARES               0
BENEFICIALLY                        _______________________________________
OWNED BY                    8         SHARED VOTING POWER
EACH                   221,515 (See Item 5)
REPORTING                              _______________________________________
PERSON              9         SOLE DISPOSITIVE POWER
WITH                   0
_______________________________________
                                                     10      SHARED DISPOSITIVE POWER
221,515 (See Item 5)

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON
221,515 (See Item 5)

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES (see instructions)     [   ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.12% (See Item 5)

14          TYPE OF REPORTING PERSON (see instructions)
PN

CUSIP No. 320655103	SCHEDULE 13D	Page 3 of 9 Pages

1            NAME OF REPORTING PERSON: Finstocks Capital Management IV, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [   ]
(see instructions)         (b)  [   ]

3            SEC USE ONLY

4            SOURCE OF FUNDS (see instructions)
WC

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF                  7         SOLE VOTING POWER
SHARES               0
BENEFICIALLY                        _______________________________________
OWNED BY                    8         SHARED VOTING POWER
EACH                   221,515 (See Item 5)
REPORTING                              _______________________________________
PERSON              9         SOLE DISPOSITIVE POWER
WITH                   0
_______________________________________
                                                     10      SHARED DISPOSITIVE POWER
221,515 (See Item 5)

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON
221,515 (See Item 5)

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES (see instructions)     [   ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.12% (See Item 5)

14          TYPE OF REPORTING PERSON (see instructions)
OO

CUSIP No. 320655103	SCHEDULE 13D	Page 4 of 9 Pages

1            NAME OF REPORTING PERSON: Steven N. Stein

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [   ]
(see instructions)         (b)  [   ]

3            SEC USE ONLY

4            SOURCE OF FUNDS (see instructions)
WC

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF                  7         SOLE VOTING POWER
SHARES               0
BENEFICIALLY                        _______________________________________
OWNED BY                    8         SHARED VOTING POWER
EACH                   221,515 (See Item 5)
REPORTING                              _______________________________________
PERSON              9         SOLE DISPOSITIVE POWER
WITH                   0
_______________________________________
                                                     10      SHARED DISPOSITIVE POWER
221,515 (See Item 5)

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON
221,515 (See Item 5)

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES (see instructions)     [   ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.12% (See Item 5)

14          TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 320655103	SCHEDULE 13D	Page 5 of 9 Pages

1            NAME OF REPORTING PERSON: John M.. Stein

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary):

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [   ]
(see instructions)         (b)  [   ]

3            SEC USE ONLY

4            SOURCE OF FUNDS (see instructions)
WC

5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                [   ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF                  7         SOLE VOTING POWER
SHARES               0
BENEFICIALLY                        _______________________________________
OWNED BY                    8         SHARED VOTING POWER
EACH                   221,515 (See Item 5)
REPORTING                              _______________________________________
PERSON              9         SOLE DISPOSITIVE POWER
WITH                   0
_______________________________________
                                                     10      SHARED DISPOSITIVE POWER
221,515 (See Item 5)

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON
221,515 (See Item 5)

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES (see instructions)     [   ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.12% (See Item 5)

14          TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 320655103	SCHEDULE 13D	Page 6 of 9 Pages

Statement for Schedule 13D

Item 1.      Security and Issuer

This Schedule 13D relates to the common stock of First Keystone Financial, Inc. (“First Keystone”), whose principal executive offices are located at 22 West State Street, Media, Pennsylvania, 19063.

Item 2.      Identity and Background

This Schedule 13D is filed by Financial Stocks Capital Partners IV L.P., Finstocks Capital Management IV, LLC, John M. Stein and Steven N. Stein (the “Joint Filers”). A Joint Filing Agreement is attached hereto as Exhibit 1.

Financial Stocks Capital Partners IV L.P. is an investment partnership organized in Delaware. The address of its principal office is 507 Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202. Its sole general partner is Finstocks Capital Management IV, LLC.

Finstocks Capital Management IV, LLC is organized in Delaware. Its principal business is serving as an investment manager. The address of its principal office is 507 Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202. Finstocks Capital Management IV, LLC is controlled by John M. Stein and Steven N. Stein.

John M. Stein is a U.S. citizen. His principal employment is serving as President of Financial Stocks, Inc., the address of which is 507 Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202.

Steven N. Stein is a U.S. citizen. His principal employment is serving as Chairman and Chief Executive Officer of Financial Stocks, Inc., the address of which is 507 Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202.

During the last five years, none of the Joint Filers has been convicted in a criminal proceeding or been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the company or such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

The purchases of common stock of First Keystone were funded from the working capital of Financial Stocks Capital Partners IV L.P.

CUSIP No. 320655103	SCHEDULE 13D	Page 7 of 9 Pages

Item 4.      Purpose of Transaction

Financial Stocks Capital Partners IV L.P. acquired the shares of common stock of First Keystone for investment purposes. In connection with the purchase of 221,515 shares of First Keystone’s common stock by Financial Stocks Capital Partners IV L.P., First Keystone agreed to appoint, subject to the receipt of non-objection of the Office of Thrift Supervision, Ned Vidinli of Financial Stocks, Inc., an entity controlled by John M. Stein and Steven N. Stein, to its Board of Directors.

Item 5.      Interest in Securities of the Issuer

Financial Stocks Capital Partners IV L.P. directly owns 221,515 shares, or approximately 9.12% of the 2,427,928 shares of common stock of First Keystone outstanding, as of December 11, 2006. Financial Stocks Capital Partners IV L.P. is controlled by Finstocks Capital Management IV, LLC, which is controlled by John M. Stein and Steven N. Stein. Therefore, Finstocks Capital Management IV, LLC, John M. Stein and Steven N. Stein share with Financial Stocks Capital Partners IV L.P. the power to vote and dispose of such shares, and, accordingly, may be deemed the beneficial owners of such shares. The foregoing should not be construed in and of itself as an admission by Finstocks Capital Management IV, LLC, John M. Stein or Steven N. Stein as to the beneficial ownership of the shares owned by Financial Stocks Capital Partners IV L.P. A Joint Filing Agreement is attached hereto as Exhibit 1.

The only transaction effected by Financial Stocks Capital Partners IV L.P. and attributable to Finstocks Capital Management IV, LLC, John M. Stein and Steven N. Stein in the class of securities reported herein in the past 60 days, was the purchase of 221,515 shares at a price of $16.00 per share on December 11, 2006, described herein.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.      Material to be Filed as Exhibits

A Joint Filing Agreement is filed as Exhibit 1.

Agreement to Appoint Financial Stocks Capital Partners IV L.P. Representative to the Board of Directors of First Keystone is filed as Exhibit 2.

CUSIP No. 320655103	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true and complete.

Dated: December 19, 2006

FINANCIAL STOCKS CAPITAL PARTNERS IV L.P.

By: Finstocks Capital Management IV, LLC
General Partner

By: /s/ John M. Stein
John M. Stein
President

FINSTOCKS CAPITAL MANAGEMENT IV, LLC

By: /s/ John M. Stein
John M. Stein
President

/s/ Steven N. Stein
STEVEN N. STEIN

/s/ John M. Stein
JOHN M. STEIN

CUSIP No. 320655103	SCHEDULE 13D	Page 9 of 9 Pages

Exhibit 1

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Dated: December 19, 2006

FINANCIAL STOCKS CAPITAL PARTNERS IV L.P.

By: Finstocks Capital Management IV, LLC
General Partner

By: /s/ John M. Stein
John M. Stein
President

FINSTOCKS CAPITAL MANAGEMENT IV, LLC

By: /s/ John M. Stein
John M. Stein
President

/s/ Steven N. Stein
STEVEN N. STEIN

/s/ John M. Stein
JOHN M. STEIN

Exhibit 2

[First Keystone Financial, Inc. Letterhead]

December 11, 2006

Steven N. Stein
Financial Stocks Capital Partners IV L.P.
441 Vine Street
Suite 507
Cincinnati, Ohio 45202

Re: First Keystone Financial, Inc. (the “Company”)

Dear Mr. Stein:

In connection with Financial Stocks Capital Partners IV L.P.’s (“FSCP”) agreement to purchase 240,000 shares of common stock of the Company pursuant to that certain subscription agreement between FSCP and the Company of even date herewith as part of the private placement (the “Offering”) by the Company of 400,000 shares of the common stock thereof (the “Common Stock”), the Company agrees to appoint, subject to receipt of the non-objection of the Office of Thrift Supervision (“OTS”), a representative of FSCP to the Boards of Directors of the Company and First Keystone Bank (the “Bank”), the Company’s wholly owned subsidiary. It is our understanding that the representative of FSCP will be Ned Vidinli. We will appoint him to the class of directors whose terms end with the annual meeting of stockholders to be held in 2010. We also commit to use our best efforts to obtain the OTS’ non-objection to the appointment of Mr. Vidinli and to appoint him to the Boards promptly after receipt of such non-objection. If the OTS objects to the appointment of Mr. Vidinli, we agree to work with you to obtain OTS non-objection to an alternative representative of FSCP.

We appreciate your investment in and commitment to the Company’s future.

Very truly yours,

/s/Thomas M. Kelly
Thomas. M. Kelly
Agreed and Accepted on Behalf of
Financial Stocks Capital Partners IV L.P.
By: Finstocks Capital Management IV, LLC, its sole General Partner
By: /s/Steven N. Stein
Name: Steven N. Stein
Title: Chairman and CEO